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                                                         Filed by PRIMEDIA Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                                  Subject Company:PRIMEDIA Inc.
                                            Registration Statement No. 333-54540

The following is a press release issued by PRIMEDIA on July 12, 2001:


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CONTACTS:
Investors: Jim Magrone 212-745-0634
Media: Whit Clay 212-446-1864


PRIMEDIA INC. ANNOUNCES EXCHANGE RATIO FOR EXCHANGE OFFER OF SHARES OF INTERNET GIFT REGISTRIES, INC.


NEW YORK, NY. (July 12, 2001). On June 8, 2001, PRIMEDIA Inc. (NYSE: PRM) commenced an exchange offer to exchange shares of its common stock for up to 3,764,000 shares of Internet Gift Registries, Inc.'s common stock, par value $.001 per share, and up to 556,088 shares of Internet Gift Registries, Inc.'s Series B Convertible Preferred Stock, par value $.001 per share. Based on the average closing price of the PRIMEDIA Inc. common stock on the New York Stock Exchange for the thirty consecutive trading days ending on July 11, 2001, the exchange ratio for Internet Gift Registries, Inc.'s common stock is .104 and the exchange ratio for Internet Gift Registries, Inc.'s Series B Convertible Preferred Stock is 1.04. The exchange offer expires at 12:00 a.m., New York City time on July 13, 2001, unless the offer is extended by PRIMEDIA.

PRIMEDIA Inc. has filed a final Registration Statement on Form S-4, including a final prospectus, regarding the exchange offer referred to above and has filed other documents with the SEC which contain related important information, all of which investors are advised to read. Investors may obtain a free copy of the final prospectus and other documents filed by PRIMEDIA Inc. at the Securities and Exchange Commission's website at http://www.sec.gov or by requesting them in writing or by telephone from PRIMEDIA Inc. at the following address:

                                  PRIMEDIA Inc.
                                745 Fifth Avenue
                              New York, N.Y. 10151
                                 (212) 745-0100
                          Attention: Investor Relations


About PRIMEDIA
PRIMEDIA is the new tradition in media. With 2000 sales of $1.7 billion from a unique combination of traditional and new media properties, it is the leading targeted content and integrated marketing solution in both the consumer and business-to-business sectors. The Company is the #1 special interest magazine publisher in the U.S., with more than 230 titles such as Seventeen, New York, Fly Fisherman, American Baby, Telephony, American Demographics; the #1 producer and distributor of specialty video with 18 satellite and digital video product lines, including, Channel One Network; and the #1 news and information group on the Internet, with over 1,000 special interest web sites led by About.com. PRIMEDIA's stock symbol is: NYSE: PRM. More information about the Company can be found at www.PRIMEDIA.com.


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This release contains certain forward-looking statements concerning
PRIMEDIA's operations, economic performance and financial condition. These statements are based upon a number of assumptions and estimates, which are inherently subject to uncertainties and contingencies, many of which are beyond the control of the Company, and reflect future business decisions, which are subject to change. Some of these assumptions may not materialize, and unanticipated events will occur which can affect the Company's results.